Scorpio Tankers Inc.

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

September 13, 2012

Re:	Scorpio Tankers Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 001-34677

To Whom it May Concern:

Pursuant to telephone exchange between Edward Horton of the law firm of Seward & Kissel LLP, legal counsel to the Scorpio Tankers Inc. (the "Company"), and Ms. Claire Erlanger of the Securities and Exchange Commission's Division of Corporate Finance, the Company has been granted until Monday, October 8, 2012 to reply to the Commission's comment letter dated September 10, 2012, relating to the Company's Form 20-F for the fiscal year ending December 31, 2011.

Very truly yours,

SCORPIO TANKERS INC.

By:	/s/ Brian Lee
Name:	Brian Lee
Title:	Chief Financial Officer